Part III: Manner of Operations
Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

   i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

   ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

   iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

   iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

   v. whether an order type is eligible for routing to other Trading Centers;

   vi. the time-in-force instructions that can be used or not used with each order type;

   vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

   viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

PURE ATS is a crossing venue that matches compatible Subscriber orders and generates fills for those matches based on referencing publicly available market data, including the volume and associated price, of each SIP-reported trade as they occur, the Official Closing Price ("OCP"), and the NBBO. The venue's matching, reference, and crossing logic is primarily governed by the use of PURE ATS order types ("Order Types"). Each Order Type seeks fills referencing a defined set of market data. PURE ATS offers Subscribers the following order types: Streaming Block orders; Liquidity Seeking orders; and Reference-on-Close orders (each, an "Order Type"). PURE ATS Order Types are described in detail in this Item under "Order Types."

PURE ATS "matches" are bilateral pairings of compatible orders. Compatible orders are matched in accordance with the logic described in the "Inter-Order Type Compatibility Ranking" and "Matching" sections below (in this Item and in Part III, Item 11, Trading Services, Facilities and Rules). PURE ATS generates two types of matches:

(i) A "single point match," which results in a single point-in-time fill attributed to each order in the match, i.e., one single point match will result in one fill. Or,

(ii) A "streaming match," which results in a series of "child fills" (a "stream") attributed to each order in the match, i.e., one streaming match will result in multiple fills. On the PURE ATS, "child fill" means a trade executed by the ATS for a streaming match and is meant to indicate that one streaming match will potentially be associated with multiple fills.

A streaming match will continue uninterrupted so long as both orders in the match have quantity and remain "marketable" (as such term is defined below in this Item).

The type of match is determined by the Order Types that are matched, as described in this Item and in Part III, Item 11. ATS rules may apply differently to single point matches and streaming matches; where applicable, such distinctions are noted in this Form ATS-N.

Upon matching, the ATS executes fills for each matched order. The terms of all fills (both single point-in-time fills and streaming child fills), are governed by the Order Types, and execution logic described in this Item and in Part III, Item 11.

The remainder of this section provides additional detail on the (i) Order Types accepted on the ATS; (ii) how orders are prioritized; (iii) marketability (bid/offer) requirements; (iv) how Order Types can interact on the ATS; (v) ATS matching rules; (vi) minimum stream quantity, allocation and price discovery (execution logic); (vii) order modification and cancellation; and (viii) Time-in-Force (TIF)/order instructions. It also sets forth numerous examples meant to illustrate these principles.

Order Types

Each firm and conditional order sent to the ATS will include a symbol, size, price, market side, a liquidity transfer rate (explained below), and a Time-in-Force, among other terms.

(1) Streaming Block

Streaming Block orders are exclusively seeking a streaming match that references SIP-reported trades using a matched liquidity transfer rate ("LTR"). PURE ATS has four Streaming Block orders that Subscribers can use. Each Streaming Block has an associated minimum LTR and a maximum LTR that indicates the LTR range that the Subscriber will accept. A streaming match will have a matched LTR that satisfies both matched orders (see Matching section in this Item and Part III, Item 11). The matched LTR is a rate percentage that PURE ATS uses to determine the size of child fills in a streaming match. More specifically, the size of the child fills in the streaming match is the matched LTR percentage multiplied against the quantity of each SIP-reported trade (SIP-reported trades are referred to as reference trades throughout this Form ATS-N) subject to the ATS's minimum stream quantity conditions ("MSQ") in accordance with the execution logic described in this item (see the MSQ example below in this item). The price of each child fill is the weighted average price of the reference trades that contribute to achieving the MSQ (see the MSQ example below in this item). Additional description of the PURE ATS compatibility, matching, and execution logic is described below in this Item under "Inter-Order Type Compatibility Ranking," "Matching" and "Minimum Stream Quantity, Allocation, and Price Discovery".

Upon a child fill being effected (i.e., a trade being effected), the quantity of the child fill is then decremented against the total quantity of the matched order (decrementing is further explained and illustrated in "Inter-Order Type Compatibility and Matching" found below in this Item). The matched LTR can then be continuously applied to each successive SIP-reported trade to create a series of child fills in a stream. The stream can continue over time, without any time limitations (during the course of an entire trading day with any remaining quantities cancelled at the end of a trading day).

Streaming Block orders can be firm or conditional.

The Streaming Block orders are:

1. 10-200% ("200%")

   This Streaming Block is seeking a child fill quantity of 200% of the quantity of each contemporaneous SIP-reported trade but will accept at least 10%. This means that for a SIP-reported trade of 100 shares, the 200% Streaming Block will accept 200 shares to 10 shares for that child fill at the price of the SIP-reported trade.

2. 5-30% ("30%")

   This Streaming Block is seeking a child fill quantity of 30% of the quantity of each contemporaneous SIP-reported trade but will accept at least 5%. This means that for a SIP-reported trade of 100 shares, the 30% Streaming Block is seeking 30 shares to 5 shares for that child fill at the price of the SIP-reported trade.

3. 5-15% ("15%")

   This Streaming Block is seeking a child fill quantity of 15% of the quantity of each contemporaneous SIP-reported trade but will accept at least 5%. This means that for a SIP-reported trade of 100 shares, the 15% Streaming Block is seeking 15 shares to 5 shares for that child fill at the price of the SIP-reported trade.

4. Custom LTR Range ("Custom")

   This Streaming Block is seeking a child fill quantity based on the Custom parameters entered. Custom orders require both a minimum and maximum LTR, and must be within the range of .1-500%; the minimum and maximum LTR of a Custom order may be equal. For example, a Custom order with a 2% minimum and a 4% maximum, will accept 2 shares to 4 shares in a child fill referencing a SIP-reported trade of 100 shares, at the price of the SIP-reported trade.

Note that the examples above are illustrative. For the avoidance of doubt, PURE ATS will only generate child fills in accordance with the MSQ conditions described below.

(2) Liquidity Seeking ("LS")

This Order Type is seeking a single point match that references the NBBO. If such match is not available, LS orders will also accept a single point match referencing the OCP (upon dissemination) up to the full quantity of its entire order or a streaming match at the highest available LTR, in that order (compatibility, matching, and execution logic is described below in this Item under "Inter-Order Type Compatibility Ranking," "Matching" and "Minimum Stream Quantity, Allocation, and Price Discovery"). LS orders have an unlimited maximum LTR. Subscribers can set a minimum LTR for LS orders; otherwise, the default minimum LTR for an LS order is .1%. These orders can be firm or conditional.

(3) Reference-on-close ("ROC")

This Order Type is seeking only a single point match that references the OCP for up to its full quantity (compatibility and matching and execution logic is described below in this Item under "Inter-Order Type Compatibility Ranking," "Matching" and "Minimum Stream Quantity,

Allocation, and Price Discovery"). This Order Type will not match prior to the OCP being disseminated, will not trade using any reference other than the closing price, and will not enter a streaming match. ROC orders do not have an LTR range but rather have an unlimited LTR. The unlimited LTR for ROC orders cannot be changed. ROC orders must be firm orders.

Intra-Order Type Prioritization

PURE ATS uses intra-order prioritization logic to rank orders within the same Order Type (note that for these purposes, Streaming Block is considered one Order Type). This section should be read in conjunction with the Inter-Order Type Compatibility Ranking section below in this Item, and in Part III, Item 11, for purposes of ranking for matches.

Within each Order Type, firm and conditional orders are prioritized based on (i) LTR, (ii) size of the order, (iii) marketability (as defined below), and (iv) time the order was received, in that sequence. The ATS processes (i.e., assesses for matching compatibility, as described below) firm orders prior to conditional orders regardless of the order terms of the conditional orders.

The first term considered in intra-Order Type prioritization ranking is the LTR. Orders are prioritized by the highest maximum LTR. (The LS Order Type and ROC Order Type always have an unlimited maximum LTR and therefore when prioritizing such orders among like Order Types, PURE ATS will always need to look at least to the size of the relevant orders).

The following example demonstrates the intra-Order Type prioritization if the ATS received the three orders chronologically:

Buy Order 1: 15% Streaming Block
Buy Order 2: 200% Streaming Block
Buy Order 3: 25% (Custom) Streaming Block

Regardless of any other terms of the orders (e.g., size, marketability, or time), the intra-Order Type prioritization would be based on maximum LTR, as follows:

Buy Order 2 (Highest maximum LTR)
Buy Order 3 (2nd highest maximum LTR)
Buy Order 1 (3rd highest maximum LTR)

For two orders with the same LTR, the second term considered in intra-Order Type prioritization ranking is the size of the order quantity. The larger the order, the higher the standing. For example, if the ATS received the following three orders chronologically:

Buy Order 1: 15% Streaming Block, for 25,000 shares
Buy Order 2: 15% Streaming Block, for 5,000 shares
Buy Order 3: 15% Streaming Block, for 50,000 shares

The prioritization would be:
Buy Order 3 (50,000 shares)
Buy Order 1 (25,000 shares)
Buy Order 2 (5,000 shares)

The third term considered in intra-Order Type prioritization ranking (i.e., for orders that are the same LTR and of equal size) is the marketability of the order. The marketability standard depends on the (i) relevant match type and (ii) reference point.

The marketability of an order for a potential streaming match is the difference between the order's limit price and the contra-side NBBO. For instance, if the NBBO is $10.01 x $10.02 and the limit of a buy order is $10.05, the marketability of an order is .03. The greater the marketability, the higher the standing in terms of priority.

To illustrate prioritization for a potential stream match, if the ATS received the following three orders chronologically:

Buy Order 1: 15% Streaming Block, for 25,000 shares, marketable by 4 cents
Buy Order 2: 15% Streaming Block, for 25,000 shares, marketable by 10 cents
Buy Order 3: 15% Streaming Block, for 25,000 shares, marketable by 6 cents

The prioritization would be:
Buy Order 2 (10 cents marketable)
Buy Order 3 (6 cents marketable)
Buy Order 1 (4 cents marketable)

An order is marketable for a single point match referencing the NBBO (this applies to LS orders only) if the order's limit price at least satisfies its peg instruction (peg instructions are described in Item 11c). The more aggressive the limit price, the higher the standing in terms of priority. Single point-in-time trades are described below in the "Minimum Stream Quantity, Allocation, and Price Discovery" section and Examples 9 and 10 of this response.

An order is marketable for a single point match referencing the OCP (this applies to LS and ROC orders) if the order's limit price is at least through the OCP. The more aggressive the limit price, the higher the standing in terms of priority.

The final term considered in intra-Order Type prioritization ranking (i.e., for orders that are the same LTR, equal size, and have equal marketability) is the time the order arrived, with priority being assigned chronologically. Given the aforementioned prioritization logic, it is by system design that orders arriving later could feasibly be given higher priority than earlier arriving orders.

Minimum Marketability Threshold

For an order to be eligible for a streaming match, it must be marketable by a minimum threshold (the "minimum marketability threshold") (minimum marketability thresholds are not applied to single point matches). The minimum marketability thresholds are set on a stock-by-stock basis and are neither publicly available nor made available to Subscribers and can be set at any integer, including zero. PURE ATS can modify the minimum marketability threshold for particular stocks to account for volatility, including in the event of anomalous volatility of the overall market, relevant sector, or a specific stock. To monitor for circumstances that may warrant modifying the minimum marketability threshold, PURE considers various volatility proxies such as the VIX, Implied Volatilities, and Realized Volatilities of single stocks, sector indices, and/or market-wide indices. The minimum marketability thresholds are manually updated by PURE Market Operations and are reviewed biannually.

For example, for a stock with a minimum marketability threshold of 2 cents that is experiencing significantly higher price volatility, the minimum marketability threshold could be increased to 4 cents. This would require a buy order to have a limit of 4 cents higher than the current national best offer, and a sell order to have a limit of 4 cents below the current national best bid to be eligible for a streaming match.

PURE believes that modifications to the minimum marketability threshold in these circumstances promotes matches that yield more efficient streams between Subscribers.

Note that minimum marketability thresholds are only relevant to the creation of a streaming match (i.e., to be eligible for a match, an order must meet the minimum marketability threshold). Once an order is in a streaming match, so long as the order remains marketable (i.e., the order's limit price is priced at or through its respective NBBO farside), the order will remain in the match. If a matched order ceases to be marketable, the streaming match will end.

For example, if the NBBO is $10.01 x $10.02, for a stock with a minimum marketability threshold of 4 cents, a sell order would need to be priced at $9.97 to be eligible for a streaming match. Once matched, the order would only need to remain marketable to remain in the streaming match. If the order became unmarketable, i.e., the NBBO moved to $9.96 X $9.97, the streaming match would end. To become eligible for a streaming match again (with the previous matched order or any other order), the sell order would again need to meet minimum marketability thresholds at the then-prevailing NBBO.

Inter-Order Type Compatibility Ranking

PURE ATS will only match orders of Order Types that are compatible.

(1) Streaming Block Orders: Streaming Block orders are compatible to match with LS and Streaming Block orders, prioritized by Order Type in that order.

(2) LS Orders: The LS Order Type is compatible to match with the LS, ROC (if the LS order is firm, and upon the dissemination of the Official Closing Print), and Streaming Block orders, prioritized by Order Type in that order. For the avoidance of doubt, ROC orders are ignored by the ATS for compatibility purposes until the dissemination of the OCP, and therefore until that time the ATS matcher will seek to match LS orders only with LS orders or Streaming Block orders (i.e., the presence of ROC orders on the ATS order book prior to the dissemination of the OCP does not inhibit matches of LS and Streaming Block orders).

(3) ROC Orders: The ROC Order Type is not compatible with any Order Type until the Official Closing Print has been disseminated. Until that point, ROC orders are not eligible for any match and will remain resting on the ATS order book. Upon the dissemination of the Official Closing Print, the ROC Order Type is compatible to match with ROC and firm LS orders, prioritized by Order Type in that order.

Matching

Matches are bilateral (i.e., between only two orders). For a match to occur, two orders must be compatible.

Compatibility means that among compatible Order Types (described above) there is (i) a buy and sell order in the same security, (ii) both meeting the minimum marketability threshold (not applicable to single point matches), (iii) with overlapping LTRs (i.e., the LTR minimum to maximum range of one order overlaps with the LTR minimum to maximum range of another order), and (iv) that any additional order handling instructions sent with the orders (as described below in Part III, Item 11, Additional Order Parameters) are satisfied.

In searching for a match for an order, the ATS first considers inter-Order compatibility ranking. If there are multiple compatible contra-side orders with equal inter-Order compatibility ranking, the ATS will look to the intra-Order Type prioritization ranking of the relevant orders.

The following examples illustrate the application of the PURE ATS inter-Order Type compatibility logic (example assumes orders are compatible on all terms not reflected):

Example 1 - Incoming LS Order (prior to the Official Closing Print)
Orders 1-3 are resting on the ATS (all orders are firm).
Order 1 is a buy order for 5,000 shares in the LS Order Type.
Order 2 is a buy order for 5,000 shares in the 15% Streaming Block (min. of 5%, max. of 15%).
Order 3 is a buy order for 5,000 shares in the ROC Order Type.

Order 4 arrives in the PURE ATS and is a sell order for 5,000 shares in the LS Order Type.

The compatible orders for Order 4 would be prioritized as:
Order 1
Order 2
Order 3 would not be ranked because the Official Closing Print was not yet disseminated.

Example 2 - Resting ROC orders
Orders 1-4 are resting on the ATS when the Official Closing Print is disseminated (all orders are firm).
Order 1 is a buy order for 5,000 shares in the LS Order Type.
Order 2 is a buy order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 3 is a buy order for 5,000 shares in the ROC Order Type.
Order 4 is a sell order for 5,000 shares in the ROC Order Type.

The compatible orders for Order 4 would be prioritized as:
Order 3
Order 1
Order 2 would not be ranked because Streaming Block orders are not compatible with ROC orders.

Example 3 - Incoming Streaming Block order
Orders 1 and 2 are resting on the ATS (all orders are firm).
Order 1 is a buy order for 5,000 shares in the LS Order Type.
Order 2 is a buy order for 5,000 shares in the 15% Streaming Block (min. of 5%, max. of 15%).

Order 3 arrives in the PURE ATS and is a sell order for 5,000 shares in the 200% Streaming Block.

The compatible orders for Order 3 would be prioritized as:
Order 1
Order 2

Matches will result in the following: (i) streaming matches are created at the highest possible LTR satisfying both matched orders (the highest LTR within the acceptable range for each matched order); and (ii) single point matches are created at the highest possible quantity that satisfies both matched orders.

If an order has residual quantity or LTR after being matched, the order's decremented quantity or LTR will be available for other matches, meaning the order can be in multiple matches concurrently. Note that for prioritization purposes, a decremented order maintains its original priority standing on the order book (e.g., an order using the 200% Order Type with a residual 170% LTR following a match, is still treated as a 200% Order Type for purposes of prioritization).

The following examples illustrate the interaction of Streaming Block orders with different LTRS:

Example 4 - Compatible LTRs:
Order 1 is a buy order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 2 is a sell order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).

These orders have overlapping LTRs because the LTR ranges of the orders overlap. Thus, the orders are eligible to be matched. The orders will be matched at 15%, which is the highest common LTR between the two orders (in this example, this also happens to be the maximum LTR for each order).

Example 5 - Incompatible LTRs:
Order 1 is a buy order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 2 is a sell order for 5,000 shares in the Custom Streaming Block Order Type, with a 1% minimum and a 4% maximum LTR.

These orders do not have overlapping LTRs because Order 2's LTR range (1% to 4%) does not overlap with Order 1's LTR range (5% to 15%). Thus, these orders are not eligible to be matched.

Example 6 - Compatible But Different LTRs:
Order 1 is a buy order for 5,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).
Order 2 is a sell order for 5,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).

These orders have overlapping LTRs because the LTR ranges of the orders overlap. Thus, the orders are eligible to be matched. The orders will be matched at 15%, which is the highest common LTR between the two orders. Order 1 will also have a residual LTR of 15%, which will rest in the ATS order book awaiting other potential matches.

Example 7 - Compatible LTRs and Concurrent Matching:
Order 1 is a buy order for 10,000 shares in the 15% Streaming Block Order Type (min. of 5%, max. of 15%).
Order 2 is a buy order for 10,000 shares in the 15% Streaming Block Order Type(min. of 5%, max. of 15%).

Order 3 is a sell order for 20,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).

Here, Order 3 has overlapping LTRs with both Order 1 and Order 2, and has sufficient LTR to match with both contra-side orders. Therefore, Order 3 will enter two concurrent matches, one with Order 1 and a second with Order 2. In this way, Order 1 and Order 2 will satisfy their maximum LTR of 15%, and Order 3 will achieve its maximum LTR of 30% (two matches each at 15% LTR).

Example 8 - Compatible LTRs and Sequential Matching:
Order 1 is a buy order for 10,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).
Order 2 is a buy order for 10,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).
Order 3 is a sell order for 20,000 shares in the 30% Streaming Block Order Type (min. of 5%, max. of 30%).

Here, Order 3 has overlapping LTRs with both Order 1 and Order 2, but only has LTR to match with one of the orders since the orders will be matched at the highest common LTR -- here 30%. Since Order 1 is prioritized over Order 2, Order 3 and Order 1 form a match at a 30% LTR. Order 2 will remain resting on the ATS order book. However, because Order 3 is larger in size than Order 1, Order 3 will have a residual 10,000 shares to sell once Order 1's buy order is completed. Therefore, once Order 1's quantity is fully exhausted, Order 3 will form a match with Order 2, which will continue as a stream until both Order 3 and Order 2 are fully exhausted (since Order 3's residual 10,000 shares to sell is equal to Order 2's 10,000 shares to buy).

 Minimum Stream Quantity, Allocation, and Price Discovery

Single point-in-time trade execution logic:

When two orders eligible for a single point match are matched (e.g., LS-LS, firm LS-ROC, ROC-ROC), they will execute a single point-in-time trade for the largest quantity possible (i.e., the smaller quantity of the two orders matched). Note that given the minimum order size requirements for orders on PURE ATS, minimum stream quantity is not applicable to single point-in-time trades.

The price of the single point-in-time trade will be set in accordance with the referenced market data as dictated by the matched Order Types (e.g., the OCP or NBBO), the limit price, and peg instructions, if applicable, for the two relevant orders (executions will not violate an order's limit price). Peg instructions (see Part III, Item 11c under "Peg Order Instructions for LS Orders") are applicable only to LS orders and are used (with limit prices) to determine compatibility for an LS-LS match and the price of any resulting single point-in-time trade.

Example 9 - LS / Compatible LS:
Order 1 is a buy order for 40,000 shares in the LS Order Type.
Order 2 is a sell order for 50,000 shares in the LS Order Type.
Orders 1 and 2 will be matched and execute a single point-in-time trade at the then-current NBBO midpoint (for illustrative purposes, the examples assume that the two LS orders are compatible at the midpoint of the prevailing NBBO).
Order 2 will have a residual 10,000 shares return to resting on the ATS order book.

Example 10 - LS / Compatible ROC:
Order 1 is a buy order for 40,000 shares in the LS Order Type.
Order 2 is a sell order for 50,000 shares in the ROC Order Type.
Order 1 and 2 are resting on the ATS order book when the OCP is disseminated.
Orders 1 and 2 will be matched and execute a single point-in-time trade at the OCP.
Order 2 will have a residual 10,000 shares canceled back to the Subscriber (since the ATS cancels all unexecuted orders at the end of the trading day and the ATS's last trade references the OCP).

Streaming match execution logic:

Once a streaming match has occurred, the ATS will use each observed SIP-reported trade in the relevant security as reference trades to execute "child fills" in accordance with PURE ATS execution (see under "Order Types") and Minimum Stream Quantity ("MSQ") logic.

The MSQ is a PURE-set threshold that represents the smallest quantity trade (i.e., a child fill) that the ATS will effect in a particular symbol (e.g., 10 shares, 50 shares, 100 shares). For example, if the MSQ for a symbol is 20 shares, the ATS will only execute trades that yield 20 or more shares to each matched order. PURE ATS will not execute a child fill that is less than the relevant MSQ.

The MSQ for each symbol is as follows:

- 1: Symbols with a 5-day rolling median daily volume ("MDV") equal to or greater than 20 million shares are assigned an MSQ of 50.
- 2: Symbols with a 5-day rolling MDV ~~equal to or greater than 10 million shares and~~ less than 20 million shares are assigned an MSQ of 20.
- ~~3: Symbols with a 5-day rolling MDV equal to or greater than 3 million shares and less than 10 million shares are assigned an MSQ of 20.~~
- ~~4: Symbols with a rolling 5-day MDV less than 3 million shares are assigned an MSQ of 1.~~

Each stock's 5-day rolling MDV is calculated daily. If the stock's 5-day rolling MDV changes such that the stock falls into a different MDV range, the stock's MSQ will be updated accordingly (MSQ updates occur daily, i.e., not intraday).

For example, if a stock had the following MDV by day:
- Trade Date 1: 9 million shares;
- Trade Date 2: 8 million shares;
- Trade Date 3: 12 million shares;
- Trade Date 4: ~~12~~ 23 million shares;
- Trade Date 5: ~~9~~ 25 million shares;
- Trade Date 6: ~~11~~ 21 million shares.

Following Trade Date 5, the stock's 5-day rolling MDV is ~~9~~ 12 million shares and the MSQ for trading the stock on Trade Date 6 would be ~~1~~20. Following trading on Trade Date 6, the stock's 5-day rolling MDV is ~~11~~ 21 million shares and the MSQ for trading on Trade Date 7 is ~~20~~ 50 shares.

MDV for each stock is publicly available and therefore available to be calculated by all Subscribers and potential market participants.

In the ordinary course, PURE ATS will evaluate the appropriateness of the MDV ranges and applicable MSQs described above on at least a quarterly basis. PURE will notify Subscribers prior to modifying said ranges and MSQs.

~~In the event that there is a system or configuration issue involving the MSQ that is adversely impacting PURE ATS or PURE ATS Subscribers, PURE may (i) suspend the application of the MSQ (in which case the ATS would revert to generating fills for streaming matches by referencing each SIP-reported trade for each respective streaming match) or (ii) modify the MDV ranges and/or applicable MSQs outside of the quarterly schedule. In any event, Subscribers will be notified before any such action is taken.~~

The MSQ is applied as follows:

1. When the LTR of a match multiplied against the quantity of a single reference trade meets or exceeds the relevant MSQ, PURE ATS executes a child fill at the printed price of the reference trade. For example: (i) a 600-share reference trade; (ii) for a 10% LTR match; (iii) in a symbol with MSQ=50; (iv) results in PURE ATS executing a 60-share (600s*.10) child fill for the match (60> the 50 MSQ) at the printed price.

2. When the LTR of a match multiplied against the quantity of a single reference trade does not meet or exceed the relevant MSQ, no child fill is executed. PURE ATS tracks the shares derived from multiplying the LTR against the quantity of the reference trade ("Derived Shares") and consecutive subsequent trades. When the running sum of Derived Shares is equal to or greater than the relevant MSQ, PURE ATS executes a single child fill. The price of the child fill is the volume weighted average price of the underlying reference trades.

    For example: (i) a 600-share reference trade; (ii) for a 5% LTR match; (iii) in a symbol with MSQ=50; (iv) results in PURE ATS tracking 30 Derived Shares (600s*.05), but no child fill. If the next relevant SIP-reported trade is 1,000 shares, PURE ATS would execute a child fill of 80 shares (30 Derived Shares + (1,000s*.05)). The price would be the volume weighted average price of the two reference trades.

    Derived Shares are an internal concept used by the ATS for tracking purposes only, akin to a trajectory marketplace tracking reference trades that contribute to an average price. Prior to an executed child fill, Derived Shares are not decremented against any order, and do not result in trade booking or reporting.

3. If a match is terminated, no further child fills are generated. Matches are terminated when matched orders become incompatible (e.g., when one or both orders become unmarketable, exhaust all quantity, or are cancelled). Any Derived Shares being tracked at the time of termination are ignored for all purposes.

A series of reference trades can create a series or "stream" of "child fills." Note that each SIP-reported trade is only referenced once in each stream (and all concurrent streams in the ATS reference each SIP-reported trade once). The ATS references SIP-reported trades in real-time as they are reported in succession (subject to the filtering logic described in Part III, Item 23, below). (To the extent that there are malfunctions or other issues with the SIP that result in time gaps, the procedures set forth in Part III, Item 20, below will be applied). In the event that there is no SIP-reported trade after the match is formed, the orders will remain matched but there will be no child fills, and therefore no stream (i.e., a match can exist without a stream).

A stream will continue uninterrupted providing "child fills" as long as both orders remain marketable (i.e., the orders' limit prices are priced at or through the contra-side NBBO), have quantity remaining, and have not been cancelled.

The following example illustrates the application of the MSQ:

MSQ for the relevant symbol is 100 shares.
PURE ATS observes the following SIP-reported trades:

Reference Trade 1: 750 shares @ $36
Reference Trade 2: 1000 shares @ $35.90

PURE ATS generates fills for the following matches as follows (matches are bilateral and each order in the match receives a fill):

(1) Match 1 (30% LTR):
      a. Following Reference Trade 1: Child Fill 1 of 225 shares @ $36 reported to FINRA Trade Reporting Facility ("TRF")
      b. Following Reference Trade 2: Child Fill 2 of 300 shares @ $35.90 reported to TRF

(2) Match 2 (10% LTR):
      a. Following Reference Trade 1: No child fill (75 Derived Shares; no decrementing or TRF reports)
      b. Following Reference Trade 2: Child Fill 1 of 175 shares @ $35.94 reported to TRF

(3) Match 3 (10% LTR):
      a. Following Reference Trade 1: No child fill (75 Derived Shares; no decrementing or TRF reports)
      b. Match terminated prior to Reference Trade 2: No child fills and match is ended (75 Derived Shares ignored; no decrementing or TRF reports)

(4) Match 4 (any LTR):
      a. Match terminated prior to Reference Trade 1: No child fills and match is ended (no Derived Shares, decrementing, or TRF reports)

Streaming matches involving one LS order may also be impacted when a second LS order on the contra-side of the first LS order enters the ATS. The two examples below show the impact. For illustrative purposes, the examples assume that the two LS orders are compatible at the midpoint of the prevailing NBBO.

In the first scenario (Example 11), a stream involving an LS order and a Streaming Block order is broken by an incoming contra-side LS order with a size greater than or equal to the remaining quantity of the first LS order. In no other circumstances would a stream be broken by an incoming order. In the second scenario (Example 12), the stream involving the LS order and Streaming Block order continues even after the second LS order matches and executes a single point-in-time trade against the first LS order, because the first LS order has residual quantity after the single point-in-time trade.

Example 11 - LS / Compatible LTR / LS Contra completes the LS:
Order 1 is a buy order for 40,000 shares in the LS Order Type.

Order 2 is a sell order for 50,000 shares in the 15% Streaming Block Order Type.
Orders 1 and 2 will be matched at 15% to participate in Stream 1, and Order 1 will have a residual LTR of Infinite% in the order book resting simultaneously.
Order 3 is an incoming sell order for 50,000 shares in the LS Order Type.
Order 1 and Order 3 will be matched to participate in Stream 2. Stream 2 will be comprised of a single point-in-time trade for the residual of Order 1's size at the then-current NBBO midpoint.
Stream 1 (Order 1 & Order 2) will end (because Order 1 is completed by Order 3) and Order 3's and Order 2's residual quantities will return to the ATS order book.

Example 12 - LS / Compatible LTR / LS Contra does not complete the LS:
Order 1 is a buy order for 100,000 shares in the LS Order Type.
Order 2 is a sell order for 50,000 shares in the 15% Streaming Block Order Type.
Orders 1 and 2 will be matched at 15% to participate in Stream 1, and Order 1 will have a residual LTR of Infinite% in the order book resting simultaneously.
Order 3 is a sell order for 50,000 shares in the LS Order Type.
Order 1 and Order 3 will execute a single point-in-time trade for Order 3's size of 50,000 shares at the then-current midpoint NBBO.
Stream 1 (Order 1 & Order 2) will continue referencing SIP-reported trades.

Order Modifications and Cancellations

All firm and conditional orders can be modified or canceled at any time.

For a firm or conditional order resting on the ATS order book, modifications to the Order Type, size, or limit price (which impacts marketability) will not result in a new timestamp for prioritization purposes, but may impact the order's priority status based on the modified parameters (in accord with the logic set forth in the Prioritization section).

For an order in a match, modifications will not impact the match or stream unless: (i) the limit price is changed and renders the order unmarketable (i.e., the order is no longer priced to at least the contra-side NBBO); or (ii) the LTR is changed (i.e., Order Type changes or changes to the LTR rate for Custom orders) such that the new LTR range does not overlap with the contra-side order's LTR range.

In the event of a PURE ATS or market-triggered trading stoppage, all orders will be cancelled back to Subscribers.

TIF/Order Instructions

The ATS does not support post-only orders or route to other trade centers.

Day, Immediate or Cancel (IOC), and the ATS's streaming analog Stream or Kill (SOK) are the only TIF order instructions supported by the ATS.

The IOC TIF can only be applied to the LS Order Type, and any other Order Type using the IOC TIF is rejected. The Day TIF may be applied to any Order Type.

SOK represents a specific PURE ATS TIF order instruction for Streaming Block Order Types where a Stream or Kill ("SOK") order is accepted if a contra-side order is resting on the order book and is compatible with the SOK order. If the contra order to the SOK order is not resting on the ATS order book, the SOK order will be cancelled immediately. If accepted, the SOK order is immediately matched with its compatible contra-side order. If the order is not completed for any reason, it will be cancelled back to the Subscriber rather than rest in the order book.

Example 13 - SOK / Contra is resting and meets the LTR:
Order 1 is a resting sell order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Order 2 is a SOK buy order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Because Order 1 and Order 2 have overlapping LTR ranges, Order 2 will be matched with Order 1.

Example 14 - SOK / Contra is resting and does not meet the LTR:
Order 1 is a resting sell order in the Custom Streaming Block Order Type, 1-4% LTR for 10,000 shares.
Order 2 is a SOK buy order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Because Order 1 and Order 2 do not have overlapping LTR ranges, Order 2 will be cancelled back and Order 1 will continue to rest.

Example 15 - SOK / Contra is resting and meets the LTR, but Quantity cannot complete:
Order 1 is a resting sell order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 10,000 shares.
Order 2 is a SOK buy order in the 15% Streaming Block Order Type (min. of 5%, max. of 15%) for 50,000 shares.
Because Order 1 and Order 2 have overlapping LTR ranges, Order 2 will be matched with Order 1.
After Order 1 is completed, if there is a contra-side order on the ATS order book that is compatible with Order 2, the two orders will be matched. If there is no compatible contra-side order resting on the ATS order book, the remaining 40,000 shares of Order 2 will be cancelled back to the Subscriber.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?
Yes
If no, identify and explain any differences.